
02030945

NEARLY 50% OF ALL
U.S. CONSUMERS
BELIEVE AMERICA'S HEALTH
CARE INDUSTRY IS
SICK



I needed to see a specialist,
but my insurance company said no.









That day I called my insurance company for help?
It's a good thing my life wasn't on the line, because I sure was.





They promised a plug-and-play network,
but our employees keep finding gaps.


PLAN
A


PLAN
A


PLAN
A


PLAN
A


We needed a custom health plan.
Their custom is to give you one of these.



I keep paying more. My people keep getting less.
What's wrong with this picture?

THE
HEALTH CARE
INDUSTRY EITHER
NEEDS MAJOR
SURGERY OR A RADICALLY
DIFFERENT ROLE
MODEL

WELL?

WHEN YOU'RE SICK, YOU NEED A HEALTH PLAN THAT DOES THINGS *for* YOU, NOT *to* YOU. FIRST HEALTH OPENS DOORS BETWEEN PEOPLE AND THEIR PHYSICIANS, RATHER THAN SLAMMING THEM SHUT.

Opening Doors To Better Health

BECAUSE FIRST HEALTH PUTS REAL PEOPLE ON THE PHONES
AROUND THE CLOCK–ALL WITH INSTANT ACCESS TO INFORMATION–MEMBERS GET
THE ANSWERS THEY NEED, AND THEY NEVER HAVE TO TALK TO MACHINES.

One-Call 24-Hour Answers

BECAUSE FIRST HEALTH HAS ASSEMBLED A NETWORK OF
HEALTH CARE PROFESSIONALS WHO STAY WITH US YEAR AFTER YEAR, PEOPLE
GET THE CARE THEY NEED–WHEN AND WHERE THEY NEED IT.

The Network That Works For You

PREPACKAGED HEALTH BENEFITS ARE ALL-TOO COMMON. BUT FIRST HEALTH CLIENTS GET CUSTOMIZED PLANS THAT MEET THEIR PEOPLE'S NEEDS AND THEIR ORGANIZATION'S FINANCIAL GOALS.

Your Plan, Your Way



Edward L. Wristen
President and Chief Executive Officer



James C. Smith
Chairman of the Board

LETTER TO STOCKHOLDERS

Dear Fellow Shareholders:

In 2001, First Health enjoyed the best year in its two-decade history. This success resulted from your company's strikingly different and proven approach in a much-maligned managed care industry.

Revenue for the year was $593.1 million, up 17 percent from $506.7 million in 2000. That increase was led by our PPO business, which grew almost 28 percent.

Net income was a record $102.9 million, up 25 percent from $82.6 million in 2000.

Earnings per share were $1.00, up 20 percent from $.83 in 2000.

Because cash flow was strong, we were able to fund much of the $198 million acquisition of CCN, a national managed care company, with cash. We ended the year with debt of $197.5 million, compared to $127.5 million at the end of 2000.

In May, First Health's board authorized the fourth 2-for-1 common stock split in company history, which became effective June 25. Despite a challenging year in most national and international financial markets, our stock price appreciated 6 percent during 2001, ending the year at $24.74 per share.

In addition to this strong fiscal performance, the acquisition of CCN broadens our business with insurance carriers and third-party administrators. These combined achievements enable us to continue to strive for annual revenue growth in the low teens and earnings-per-share growth in the mid-to-high teens for the next several years.

This recurring success also begs a question: If the managed care industry is so maligned, how can First Health fare so well?

The answer lies in First Health's ability to dramatically surpass the low expectations caused by an industry infamous for complexity, costliness and poor service.

Ask consumers about their experience with their insurance company and you're likely to get an earful. People too often find a wall between them and their doctors. They feel insurers are "just in it for the money." They see bureaucrats who do fine with run-of-the-mill care, but who balk when you're really sick. As a result, people have come to expect the worst.

This is not entirely the fault of managed care companies. Contemporary health care delivery and financing are complicated and huge. The industry represents one-seventh of the U.S. economy. State and federal regulations complicate things further. What's more, as consumers experience superior service from other businesses–be that Amazon.com or Nordstrom–they're left wondering why health care delivery can't keep pace.

Still, health plans have largely dug their own reputational grave. Someone desperately needed to find a better way. For nearly two decades, First Health has been building itself into that much-needed someone.

Today, First Health's balance of empowering consumers and customizing employer solutions is so unusual it has virtually no peer.

EMPOWERING CONSUMERS, PROVIDING CHOICES. What frustrates people with many managed care plans is the feeling that they have no voice and no choice. By contrast, First Health empowers people and gives them choices. Here's how we do that:

Unlike the voicemail jail employed by many companies, First Health puts real people on the phones day and night, year round.

Even more unusual, First Health doesn't wait for consumers to call. Instead of leaving people to fend for themselves, First Health helps those with chronic illnesses by seeking them out and reminding them about medications and treatments that will help keep them well. Instead of waiting for misunderstandings to make people angry or confused, First Health calls to explain billing and coverage issues. Such proactive calls are rare, pleasant surprises in an industry in which complacency is the accepted standard.

One reason First Health can handle and make calls so efficiently is the company's information system. Unlike the multiple platforms in multiple places operated by multiple vendors that many health plans use, First Health owns and controls its own, unified information system. The First Health professionals who handle calls have what they need in one place to quickly answer questions the first time.

But mostly, First Health empowers people by giving them choices. Most managed care companies have concentrated their networks in densely populated areas. This leaves members with uneven coverage and too-few choices, especially in smaller communities and rural areas. And because other health plans sign up providers in big groups, the departure of even one large physician practice can leave gaping holes. First Health, on the other hand, believes in building its network one provider at a time.

The **First Health®** Network has always grown by retaining 97 percent of its providers and adding new ones each year. In 2001, the acquisition of CCN made that growth even more dramatic. Not only does First Health now have hundreds more hospitals and thousands more physicians in its network, but it also enhanced its ability to serve insurance carriers and third-party administrators. For consumers, that means more chances that their doctor is in our network. For employers, that means lower cost, because fewer people have to go outside the network for services.

CUSTOMIZED PLANS FOR EMPLOYERS. The large, multi-site employers served by First Health benefit from empowered consumers with fewer complaints. But they benefit in other ways, too.

First Health's wholly owned information systems make unprecedented customization possible and practical. Whether organizations need one health plan or 100 plans, a standard bill review system or a customized one, First Health can shape a program to meet specific needs.

Organizations also get First Health's proven record of managing costs while continually improving service, a record honed through two decades of changing fiscal times. With that kind of experience, no matter what happens to the economy, First Health can help manage costs without sacrificing service.

How does First Health strike this unusual balance? The formula is fairly simple.

First, we've focused. While others try to be all things to all people, we've consistently served only large-scale, multi-site organizations.

Second, in an industry fraught with fads that haven't lasted, we've avoided the trends and concentrated on the long-term basics.

Third, we're control freaks. While others preach the gospel of outsourcing and the benefits of "core competencies," we've always viewed our core competency as managing care while still managing *to care*. To outsource relationship building with providers, developing data systems, handling calls, processing claims or reviewing bills is unthinkable. First Health may be the most "insourced" managed care company in North America. That's because you can't enhance the consumer's experience or moderate payor costs without controlling these factors.

By advancing this formula and refusing to chase the fad of the moment, First Health is poised to prosper. Yes, our industry suffers from a poor reputation, but we've always stood apart from the industry. Yes, our nation's economy is struggling; but because of our ability to control costs, we've always done well in tough times.

More choices for consumers. Customized plans for employers. Proven, flexible systems. The future looks bright, and we're grateful to you, our shareholders, for making it so.

Sincerely,



Edward L. Wristen
President and Chief Executive Officer



James C. Smith
Chairman of the Board

FINANCIAL HIGHLIGHTS

**Excludes one-time charges related to 1992 acquisition.*
‡ Results exclude $80 million of in-process research and development.



$120
100
80
60
40
20
0
92 93 94 95 96 97 98 99 00 01
*
‡

Net Income *(millions)*



$600
500
400
300
200
100
0
92 93 94 95 96 97 98 99 00 01

Revenues *(millions)*



$1.00
0.80
0.60
0.40
0.20
0.00
92 93 94 95 96 97 98 99 00 01
*
‡

Earnings per Common Share



80%
70
60
50
40
30
20
10
0
92 93 94 95 96 97 98 99 00 01
*
‡

Return on Average Stockholders' Equity


$800
700
600
500
400
300
200
100
0
92 93 94 95 96 97 98 99 00 01

Total Assets *(millions)*


$350
300
250
200
150
100
50
0
92 93 94 95 96 97 98 99 00 01

Stockholders' Equity *(millions)*


$35
30
25
20
15
10
5
0
92 93 94 95 96 97 98 99 00 01

Stock Trading Ranges

Low to high, year-end closing shown by line break


6000
5000
4000
3000
2000
1000
0
92 93 94 95 96 97 98 99 00 01

Employees at Year End


$200
150
100
50
0
92 93 94 95 96 97 98 99 00 01
*
**

Per Employee Information *(thousands)*

Revenue: gray, Net Income: white

Financial table of contents

SELECTED FINANCIAL DATA

(in thousands except per share data)	1997[1]	1998	1999	2000	2001
			Years Ended December 31,		
Statement of operations data:					
Revenues	$ 388,975	$ 503,077	$ 458,493	$ 506,741	$ 593,108
Operating expenses:					
Cost of services	154,513	228,108	215,480	225,783	261,985
Selling and marketing	42,376	49,574	45,588	48,377	58,416
General and administrative	29,204	42,724	36,549	34,201	39,598
Health care benefits	8,870	18,542	6,192	13,044	13,293
In-process research and development	80,000	—	—	—	—
Depreciation and amortization	17,185	25,235	29,445	38,389	46,527
Interest income	(15,013)	(20,470)	(6,293)	(6,639)	(6,844)
Interest expense	6,273	12,642	15,017	14,731	7,152
Total operating expenses	323,408	356,355	341,978	367,886	420,127
Income before income taxes	65,567	146,722	116,515	138,855	172,981
Income taxes	(58,492)	(58,719)	(47,218)	(56,236)	(70,061)
Net income	$ 7,075	$ 88,003	$ 69,297	$ 82,619	$ 102,920
Weighted average shares outstanding–basic[2]	130,096	123,340	100,540	95,698	98,333
Net income per common share–basic[2]	$ .05	$ .71	$ .69	$ .86	$ 1.05
Weighted average shares outstanding–diluted[2]	133,664	125,316	102,006	99,740	103,055
Net income per common share–diluted[2]	$ .05	$ .70	$ .68	$ .83	$ 1.00
Balance sheet data:					
Cash and investments	$ 286,167	$ 199,776	$ 128,596	$ 127,582	$ 137,353
Working capital	80,524	15,409	31,425	40,270	(159,130)
Total assets	707,878	557,879	488,734	491,596	780,734
Total liabilities (excluding debt)	248,271	194,752	162,002	182,683	243,935
Debt outstanding	200,000	225,000	240,000	127,500	197,500
Stockholders' equity	$ 259,607	$ 138,127	$ 86,732	$ 181,413	$ 339,299

1 On July 1, 1997, the Company completed the acquisition of FIRST HEALTH Strategies, Inc. and FIRST HEALTH Services Corporation (collectively, "FHC"), excluding the stock of Viable Information Processing Systems, Inc., a wholly owned subsidiary of Services, from First Financial Management Corporation and First Data Corporation for a net purchase price of approximately $196 million. In connection with this acquisition, the Company recorded a one-time non-cash charge of $80 million for in-process research and development costs which had no alternative future use for the Company. The acquisition was financed with a $200 million credit agreement underwritten by the Company's bank group.

On August 30, 1997, the Company completed the acquisition of Loyalty Life Insurance Company for a purchase price of approximately $12 million in cash. Both acquisitions in 1997 were accounted for under the purchase method of accounting. Consequently, prior period results were not restated.

2 All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 23, 1998, to stockholders of record on June 2, 1998.

All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 25, 2001, to stockholders of record on June 4, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "could" and "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; the ability to achieve improved operating results that are anticipated with the completion of the consolidation of the commercial claims processing business; shifts in customer demands; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business. In addition, if the Company does not continue to successfully implement new contracts and programs, successfully implement its restructuring and integration plan and achieve the operational and cost synergies anticipated as a result of the acquisition of CCN Managed Care, Inc., add CCN providers to The **First Health**® Network on a timely basis and control health care benefit expenses, the Company may not achieve its projected 2002 financial results (discussed below).

RECENT DEVELOPMENTS. On August 16, 2001, the Company completed the acquisition of all of the outstanding shares of capital stock of CCN Managed Care, Inc. ("CCN") and Preferred Works, Inc. ("PW" and together with CCN, the "CCN Companies") from HCA-The Healthcare Company and VH Holdings, Inc. (collectively, the "Sellers") for a purchase price of $195 million in cash, plus a working capital adjustment which increased the purchase price to $198 million. The acquisition was effected pursuant to the terms of a Stock Purchase Agreement, dated as of May 18, 2001 (as amended as of August 16, 2001), among the Company and the Sellers. The acquisition was financed from borrowings under the Company's existing line of credit. The Company reviewed the various businesses comprising the CCN Companies and determined to hold PW and the Resource Opportunity, Inc. ("ROI") businesses of CCN for sale. The Company completed the sale of ROI on December 28, 2001 for a sale price of $9 million.

In conjunction with the acquisition, the Company recorded as part of the purchase price a $41.1 million reserve for restructuring and integration costs as part of an overall plan to reduce operating expenses and integrate the business of the acquired companies. The specific actions included in the restructuring plan are expected to be substantially complete by December 31, 2002. The actions taken to implement the restructuring plan are expected to generate in excess of $25 million in annualized savings for the Company from lower salaries and benefits costs and lower overall operating expenses, beginning in 2002.

Components of the purchase reserve are as follows:

(Dollars in thousands)	Total Charges	Amount Incurred	Balance 12/31/01
Severance and related benefits	$ 13,712	$ (7,681)	$ 6,031
Facilities integration	10,370	(842)	9,528
Contract losses	10,000	(250)	9,750
Other reserves	7,031	(3)	7,028
Total	$ 41,113	$ (8,776)	$ 32,337

The restructuring plan includes the reduction of employees from various offices within the United States. The Company expects to reduce the number of employees of CCN from approximately 1,300 at the time of the acquisition to approximately 650 at December 31, 2002. Approximately $7.7 million has been paid for severance and related employee benefits of which $0.9 million was paid in the fourth quarter. The severance and related benefits accrued at December 31, 2001 represent costs for payments over the next 12 months for headcount reductions already incurred and for future reductions of employees.

Facilities integration costs represent the costs the Company expects to incur to convert and integrate CCN's facilities into the Company's existing operations. The majority of the facilities integration costs will be incurred to consolidate CCN's former corporate headquarters and various sales offices throughout the United States. Approximately $0.8 million of costs for facilities integration have been charged to the purchase reserve as of December 31, 2001, with the vast majority charged in the fourth quarter.

Contract losses relate to the anticipated net loss to be incurred on an assumed contract to provide certain screening services to individuals who have agreed to be bound by a proposed settlement in a legal matter. CCN signed a contract in March 2000 to provide these services for four years, and the Company has agreed to have its network providers provide these services after the acquisition of CCN. The Company estimates that as many as 250,000 covered persons may seek such screening services and that the Company will incur a significant administrative burden in completing claims to the satisfaction of the contractual terms. Approximately $0.3 million of costs of this contract have been charged to the purchase reserve as of December 31, 2001, all of which was charged in the fourth quarter.

Other reserves represent various operational and tax liabilities the Company has incurred to fully integrate CCN into the Company's operations. Approximately $3,000 has been charged to the reserve as of December 31, 2001.

On May 22, 2001, The Company's Board of Directors authorized a 2-for-1 common stock split in the form of a 100% stock distribution. The split was payable on June 25, 2001 to stockholders of record on June 4, 2001. Treasury shares were not split. However, an adjustment was made to the stockholders' equity section of the Consolidated Balance Sheet to split the cost of treasury stock (in effect, a cancellation of treasury shares by reducing paid-in capital and retained earnings). All historical common share amounts, per share amounts and stock option data for all periods presented have been restated to give effect to this 100% stock distribution.

RESULTS OF OPERATIONS. The following table presents the Company's sources of revenue and percentages of those revenues represented by certain statement of operations items.

				Years Ended December 31,		
Sources of revenue: ($ in thousands):	1999	%	2000	%	2001	%
PPO services	$ 223,143	49	$ 272,196	54	$ 346,944	59
Claims administration	160,847	35	153,807	30	167,905	28
Fee schedule services	33,062	7	36,848	7	35,262	6
Clinical management services	33,768	7	31,715	6	28,325	5
Premiums, net	7,673	2	12,175	3	14,672	2
Total	$ 458,493	100	$ 506,741	100	$ 593,108	100

		Years Ended December 31,	
Percent of revenue:	1999	2000	2001
Expenses:			
Cost of services	47%	45%	44%
Selling and marketing	10	10	10
General and administrative	8	7	7
Health care benefits	1	2	2
Depreciation and amortization	6	7	8
Interest income	(1)	(1)	(1)
Interest expense	3	3	1
Subtotal	74	73	71
Income before income taxes	26	27	29
Net income	15%	16%	17%

REVENUES. The Company's revenues consist primarily of fees for cost management services provided under contracts on a percentage-of-savings basis (PPO) or on a predetermined contractual basis (claims administration, fee schedule, pharmacy benefit management and clinical management services). As a result of the Company's insurance company acquisitions, revenues also include premium revenue. Total revenues increased $86,367,000 (17%) from 2000 to 2001 and increased $48,248,000 (11%) from 1999 to 2000. The increase in revenues from 2000 to 2001 is due primarily to strong growth in PPO revenue as well as the CCN acquisition. The increase in revenue from 1999 to 2000 was also due primarily to strong growth in PPO revenue (from CNA for the Mail Handlers Benefit Plan along with numerous other clients) as well as growth in fee schedule revenue.

Revenue from PPO services increased from 1999 to 2001 as a result of numerous new clients such as Mail Handlers Benefit Plan, existing clients utilizing more PPO services, the addition of new medical providers to the PPO network and to approximately $30 million of PPO revenue from CCN. Claims administration primarily represents revenue earned from processing claims in client-sponsored health care plans. The increase from 2000 to 2001 reflects the addition of new business particularly in the commercial sector. The decrease from 1999 to 2000 reflects the expected loss of business due to the Company's focus on serving multi-sited, national employers. Fee schedule services revenue decreased from 2000 to 2001 due to the loss of General Motors and some smaller workers' compensation carriers who have exited the business. This loss of business was partially offset by approximately $6 million in CCN revenue. Fee schedule services revenue increased from 1999 to 2000 due primarily to new client activity. Revenue from clinical management services decreased from 1999 to 2001 due to the loss of business from focusing on multi-sited national employers as well as the termination of various health care management contracts with various state Medicaid programs. Premium revenue increased from 1999 to 2001 as a result of new and existing clients that were sold stop-loss insurance contracts.

COST OF SERVICES. Cost of services consists primarily of salaries and related costs for personnel involved in claims administration, PPO administration, development and expansion, clinical management programs, fee schedule, information technology and other cost-management and administrative services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. Cost of services as a percent of revenue decreased from 47% in 1999 to 45% in 2000 to 44% in 2001. The decrease from 1999 to 2001 is due to cost cutting measures the Company initiated in 1999 and continued through 2001.

Management expects to achieve significant operating efficiencies as CCN is substantially integrated into the Company's business over the next 12 to 24 months. The Company has made significant infrastructure investments between 1998 and 2001 that are intended to further improve the efficiency of its operations. Historically, the Company has invested 10% to 12% of revenue in its infrastructure and currently expects to continue this level of investment.

SELLING AND MARKETING. Selling and marketing expenses increased $10,039,000 (21%) from 2000 to 2001 due primarily to increased expenditures for the Company's focused national marketing campaign and to the addition of CCN sales personnel. Selling and marketing increased $2,789,000 (6%) from 1999 to 2000 due primarily to the focused national marketing campaign introduced in the first quarter of 2000. As a percentage of revenues, selling and marketing expenses have remained approximately 10% from 1999 to 2001.

GENERAL AND ADMINISTRATIVE. General and administrative costs decreased from 8% of revenues in 1999 to 7% of revenues in 2000 and 2001 primarily due to increased efficiencies achieved over the past two years. Management expects to achieve additional efficiencies as CCN is completely integrated into the Company's business.

HEALTH CARE BENEFITS. These expenses represent medical losses incurred by insureds of the Company's insurance entities. The medical loss ratio (health care benefits as a percent of premiums) was 81% for 1999, 107% for 2000 and 91% for 2001. The Company's insurance business is small and volatile, so the loss ratio is somewhat unpredictable. The Company has reviewed its book of business and is taking measures to reduce the loss ratio in subsequent years. Stop-loss insurance is related to the PPO business and is used as a way to attract additional PPO business, which is the Company's most profitable product. The Company anticipates it will complete the sale of the life insurance business of one of its insurance subsidiaries during the first quarter of 2002. This sale will not have a material impact on the Company's financial position or its results of operations.

DEPRECIATION AND AMORTIZATION. These expenses increased from 1999 to 2001 principally as a result of the significant infrastructure investments made over the past several years and, to a lesser extent, amortization of intangible contract costs associated with the CCN acquisition. As a percentage of revenues, these costs increased from 6% in 1999 to 7% in 2000 to 8% in 2001. Depreciation expense will continue to grow primarily as a result of continuing investments the Company is making in its infrastructure. In accordance with a new accounting standard, the Company will no longer amortize goodwill effective January 1, 2002.

INTEREST INCOME. The Company invests a significant portion of its available cash in various interest-bearing instruments. The net interest income realized from such investments represented 1% of revenues in 1999, 2000 and 2001. Interest income was comparable between 1999 and 2001 as cash equivalents and investments remained fairly constant.

INTEREST EXPENSE. Interest expense represents interest incurred on the revolving credit agreement entered into on July 1, 1997, to finance the FHC acquisition. The floating interest rate incurred was between 3% and 7.5% from 1999 to 2001.

INCOME TAXES. Income taxes were provided at an effective rate of 40.5% from 1999 to 2001. The higher-than-statutory rate for the three years includes provisions for state income taxes and expenses that are not deductible for income tax purposes.

SEASONALITY. The Company has historically experienced increases in salaries and related costs during its first and fourth calendar quarters in anticipation of an increase in the number of new participants in client-sponsored health care plans. Since group health care plans typically offer an open enrollment period for new members during January of each year, the Company anticipates that its future first and fourth quarters will continue to reflect similar cost increases. The Company's future earnings could be adversely affected if the Company were to incur costs in excess of those necessary to service the actual number of new members resulting from the open enrollment.

INFLATION. Although inflation has not had a significant effect on the Company's operations to date, management believes that the rate at which health care costs have increased has contributed to the demand for PPO, clinical cost management and other cost management services, including the services provided by the Company.

OTHER INFORMATION. There continues to be considerable discussion of health care reform. Although specific features of any legislation that ultimately may be enacted into law cannot be predicted at this time, based on the Company's review of legislation previously considered by Congress and various state legislatures, management believes that the Company's existing programs and those under development provide a foundation that will help prevent any material adverse effect on the operations of the Company.

LIQUIDITY AND CAPITAL RESOURCES. The Company had negative working capital of $159,130,000 at December 31, 2001, compared to positive working capital of $40,270,000 at December 31, 2000, and $31,425,000 at December 31, 1999. The decrease is a result of all outstanding debt being classified as a current liability as the credit facility expires within the next six months. Management, however, is working to finalize a renewed credit facility prior to the expiration date, which will refinance the debt on a long-term basis. Total cash and investments of the Company amounted to $137,353,000 at December 31, 2001, $127,582,000 at December 31, 2000 and $128,596,000 at December 31, 1999.

During the three-year period ended December 31, 2001, the Company generated $434,648,000 of cash from operating activities. Investment activities used $267,547,000 in cash during 2001, representing $189,645,000 used to acquire the CCN Companies (net of $9,000,000 received for the sale of ROI), net purchases of investments of $14,248,000 and capital expenditures of $63,654,000. Investment activities used $67,270,000 in cash during 2000, representing net purchases of investments of $4,828,000 and capital expenditures of $62,442,000. Investment activities generated $3,765,000 in cash during 1999, representing net sales of investments of $53,436,000 offset by capital expenditures of $49,671,000. Financing activities provided $106,662,000 in cash during 2001, representing $70,000,000 in net proceeds from issuance of long-term debt and $36,807,000 in proceeds from issuance of common stock partially offset by $145,000 in loans to employees to finance the exercise of stock options (net of $1,594,000 in loan repayments). Financing activities used $116,044,000 in cash during 2000, representing $112,500,000 in net reductions of long-term debt and $46,059,000 in purchases of treasury stock partially offset by $40,907,000 in proceeds from the issuance of common stock, $1,228,000 in repayments of loans to employees to finance the exercise of stock options (net of $3,637,000 in loans extended to employees) and $380,000 in sales of put options. Financing activities used $130,477,000 in cash during 1999, representing $148,077,000 in purchases of treasury stock (of which $125,185,000 was purchased on the open market including $25,000,000 payable at December 31, 1998, with the balance being purchased through the exercise of put options for common stock), $4,429,000 in exercises of put options for cash and $2,859,000 in loans to employees to finance the exercise of stock options (net of $180,000 in repayments of loans) partially offset by $15,000,000 in net proceeds from the issuance of long-term debt, $6,632,000 in proceeds from issuance of common stock and $3,256,000 in sales of put options.

On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate an acquisition. In August 1997, the Agreement was amended to increase available borrowings to $350 million. The Agreement expires on June 30, 2002, but management is working on a renewed long-term credit facility to be put in place prior to the expiration date of the current facility. As of December 31, 2001, $197.5 million was outstanding under the Agreement.

The Company believes that its working capital, long-term investments, amounts available under a renewed credit facility, and cash generated from future operations will be sufficient to fund the Company's operations and anticipated expansion plans.

MARKET RISK. Market risk is the risk that the Company will incur losses due to adverse changes in interest rates and prices. The Company's market risk exposure is limited to the $68,147,000 and $60,257,000 of marketable securities owned by the Company at December 31, 2001 and 2000, respectively, and the $197,500,000 and $127,500,000 of variable rate debt held by the Company at December 31, 2001 and 2000, respectively. The Company does not hold any market risk sensitive instruments for trading purposes. The Company has established policies and procedures to manage sensitivity to interest rate and market risk. These procedures include the monitoring of the Company's level of exposure to each market risk and the use of derivative financial instruments to reduce risk.

The Company's marketable equity and debt securities are classified as available for sale and are recorded in the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss) in stockholders' equity, net of applicable deferred taxes. As of December 31, 2001, the fair value of the Company's marketable securities was $68,147,000, consisting of $61,113,000 invested in debt securities and $7,034,000 invested in equity securities. As of December 31, 2000, the fair value of the Company's marketable securities was $60,257,000, consisting of $52,893,000 invested in debt securities and $7,364,000 invested in equity securities. The Company measures its interest rate risk by estimating the net amount by which potential future net earnings would be impacted by hypothetical changes in market interest rates related to all interest rate sensitive assets and liabilities, including derivative financial instruments. Assuming a hypothetical 20% increase in interest rates as of December 31, 2001, the estimated reduction in future earnings, net of tax, would be less than $1.0 million. Assuming the same 20% increase in interest rates as of December 31, 2000, the estimated reduction in future earnings, net of tax, would also have been less than $1.0 million. Equity price risk arises when the Company could incur economic losses due to adverse changes in a particular stock index or price. The Company's investments in equity securities are exposed to equity price risk, and the fair value of the portfolio is correlated to the S&P 500. At December 31, 2001, management estimates that an immediate 10% decrease in the S&P 500 would result in a decrease in the fair value of its equity securities of less than $1.0 million. Management estimated that a 10% decrease in the S&P 500 at December 31, 2000 would have affected the fair value of its equity securities by less than $1.0 million.

DERIVATIVE FINANCIAL INSTRUMENTS. As discussed in Note 12 to the financial statements, the Company uses derivative financial instruments to reduce interest rate risk and potentially increase the return on invested funds and to manage the cost of its common stock repurchase programs. In addition, collateralized mortgage securities have been purchased that have relatively stable cash flow patterns in relation to interest rate changes. Investments in derivative financial instruments are approved by the Audit Committee or Board of Directors of the Company.

HIPAA ADMINISTRATIVE SIMPLIFICATION. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") directs the Department of Health and Human Services ("HHS") to issue regulations setting standards for the electronic exchange of health care claims information among health care providers, payors, and plans ("EDI"), as well as security for the exchange of information via the internet ("E-Commerce"). This directive is commonly referred to as "HIPAA Administrative Simplification." HHS has issued several rules with various implementation dates in 2002 and 2003. Management anticipates the Company will meet all the current implementation dates and continues to monitor HHS activity for future decisions that may affect the Company's business operations.

The Company has instituted a corporate HIPAA Administrative Simplification Committee and Workgroup to identify processes, systems or policies that will require modification and to implement appropriate remediation and contingency plans to avoid any adverse impact on its ability to perform services in accordance with the applicable standards. The Company is also communicating with significant third-party business partners to assess their readiness and the extent to which the Company will need to modify its relationship with these third parties when conducting EDI or E-commerce.

The cost for this compliance effort is expected to be approximately $3 million and is already included in the Company's current EDI and E-Commerce initiatives. However, there can be no guarantee that the costs will not materially differ from those anticipated or that the Company will not be materially impacted. Additionally, the Company expects to receive reimbursement directly from a number of its clients due to the nature of the contractual arrangement with these entities.

NEW ACCOUNTING PRONOUNCEMENTS. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. There was no material effect on the Company's results of operations or financial position as a result of the adoption of SFAS No. 133.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective for the Company January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization effective December 31, 2001. In addition, the standard includes provisions for the reassessment of the useful lives of existing recognized intangibles and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

In accordance with these pronouncements, the Company accounted for the acquisition of CCN as a purchase and allocated the purchase price to all identifiable tangible and intangible assets and liabilities. The goodwill resulting from this acquisition of approximately $171 million has not been amortized. Goodwill of approximately $102 million acquired in business combinations completed before July 1, 2001 has been amortized through December 31, 2001. The Company recorded goodwill amortization expense of $3.2 million, $3.6 million and $5.0 million in 1999, 2000 and 2001, respectively. In accordance with SFAS 142, none of the Company's $273 million in goodwill will be amortized beginning January 1, 2002. The Company is currently assessing the transitional goodwill impairment provisions of SFAS 142, but anticipates that adoption of these provisions will not have a material impact on the Company's financial position and results of operations.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of

Long-Lived Assets," which is effective for the Company January 1, 2002. SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, and establishes a single accounting model for long-lived assets to be disposed of by sale. The Company is evaluating this pronouncement to determine its impact on the financial position and results of operations of the Company.

LEGAL PROCEEDINGS. The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings that constitute litigation incidental to the business of the Company and its subsidiaries. The Company's wholly owned subsidiary, First Health Services Corporation ("Services") continues to be subject to an investigation by the District of Columbia Office of Inspector General ("OIG"). In July 2000, the OIG issued a report evaluating the District of Columbia's Medicaid program and suggesting ways to improve the program. Services, a subsidiary of the Company that was acquired in July 1997, has acted as the program's fiscal agent intermediary for 20 years. The OIG report included allegations that from 1993 to 1996 Services, in its role as fiscal agent intermediary, made erroneous Medicaid payments to providers on behalf of patients no longer eligible to receive Medicaid benefits. The Company does not believe that the outcome of the claim or the investigation will have a material adverse effect on the Company's business or financial position.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders,
First Health Group Corp., Downers Grove, Illinois

We have audited the consolidated balance sheets of First Health Group Corp. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, of comprehensive income, of cash flows and of stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of First Health Group Corp. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP, Chicago, Illinois
February 18, 2002

REPORT BY MANAGEMENT

Management is responsible for the preparation and integrity of the consolidated financial statements and financial comments appearing in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on management's best estimates and judgments. Other financial information presented in the annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based upon written policies and procedures, appropriate divisions of responsibility and authority, and careful selection and training of personnel. Policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that business practices are to be conducted in a manner which is above reproach.

Deloitte & Touche LLP, independent auditors, has audited the Company's consolidated financial statements and its report is presented herein. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of the Board of Directors' meetings. Management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate.

The Board of Directors has an Audit Committee composed solely of outside Directors. The independent auditors have direct access to the Audit Committee and periodically meet with the Audit Committee to discuss accounting, auditing and financial reporting matters.

First Health Group Corp., Downers Grove, Illinois
February 18, 2002

CONSOLIDATED BALANCE SHEETS

Assets (in thousands)	December 31, 2000	December 31, 2001
Current assets:		
Cash and cash equivalents	$ 23,538	$ 14,001
Short-term investments	2,015	2,381
Accounts receivable, less allowances for doubtful accounts of $10,811 and $14,327, respectively	57,137	78,793
Deferred taxes	16,480	27,429
Other current assets	14,443	20,757
Assets held for sale	—	6,958
Total current assets	113,613	150,319
Long-term investments:		
Marketable securities	58,242	65,766
Other	43,787	55,205
Total long-term investments	102,029	120,971
Property and equipment:		
Land, building and improvements	71,135	87,468
Computer equipment and software	148,846	180,152
Office furniture and equipment	16,597	20,282
	236,578	287,902
Less accumulated depreciation and amortization	(80,861)	(105,393)
Total property and equipment, net	155,717	182,509
Goodwill, less accumulated amortization of $12,355 and $17,341, respectively	89,975	255,855
Intangible assets, less accumulated amortization of $955	—	42,859
Reinsurance recoverable	28,215	26,140
Other assets	2,047	2,081
	$ 491,596	$ 780,734

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

Liabilities and Stockholders' Equity (in thousands, except share amounts)	December 31, 2000	2001
Current liabilities:		
Accounts payable	$ 31,727	$ 33,257
Accrued expenses	28,603	66,384
Claims reserves	13,013	12,308
Current maturities of long-term debt	—	197,500
Total current liabilities	73,343	309,449
Long-term debt	127,500	—
Claims reserves	28,215	26,140
Deferred taxes	58,621	84,828
Other non-current liabilities	22,504	21,018
Total liabilities	310,183	441,435
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, par value $1.00; authorized 1,000,000 shares; none issued	—	—
Common stock, par value $.01; authorized 155,000,000 shares; issued 127,704,000 and 131,320,000 shares, respectively	795	1,313
Additional paid-in capital	252,092	255,489
Retained earnings	534,428	384,533
Accumulated other comprehensive income (loss)	(1,509)	161
Treasury stock, at cost; 31,298,000 and 31,298,000 shares, respectively	(604,393)	(302,197)
Total stockholders' equity	181,413	339,299
	$ 491,596	$ 780,734

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Years Ended December 31, 1999	2000	2001
Revenues	$ 458,493	$ 506,741	$ 593,108
Operating expenses:			
Cost of services	215,480	225,783	261,985
Selling and marketing	45,588	48,377	58,416
General and administrative	36,549	34,201	39,598
Health care benefits	6,192	13,044	13,293
Depreciation and amortization	29,445	38,389	46,527
Interest income	(6,293)	(6,639)	(6,844)
Interest expense	15,017	14,731	7,152
	341,978	367,886	420,127
Income before income taxes	116,515	138,855	172,981
Income taxes	(47,218)	(56,236)	(70,061)
Net income	$ 69,297	$ 82,619	$ 102,920
Weighted average shares outstanding–basic	100,540	95,698	98,333
Net income per common share–basic	$ .69	$ .86	$ 1.05
Weighted average shares outstanding–diluted	102,006	99,740	103,055
Net income per common share–diluted	$ .68	$ .83	$ 1.00

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)	Years Ended December 31, 1999	2000	2001
Net income	$ 69,297	$ 82,619	$ 102,920
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	(356)	5,119	3,125
Less: reclassification adjustment for losses included in net income	(1,833)	(313)	(479)
Other comprehensive income (loss), before tax	(2,189)	4,806	2,646
Income tax benefit (expense) related to items of other comprehensive income (loss)	887	(1,914)	(976)
Other comprehensive income (loss)	(1,302)	2,892	1,670
Comprehensive income	$ 67,995	$ 85,511	$ 104,590

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(in thousands)	1999	2000	2001
Cash flows from operating activities:			
Cash received from customers	$ 466,325	$ 510,915	$ 585,175
Cash paid to suppliers and employees	(303,559)	(310,540)	(376,823)
Health care benefits paid	(10,423)	(8,486)	(15,369)
Interest paid	(14,697)	(14,506)	(7,713)
Interest income received	7,126	5,357	4,571
Income taxes paid, net	(32,685)	(11,527)	(38,493)
Net cash provided by operating activities	112,087	171,213	151,348
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	—	—	(198,645)
Purchases of investments	(62,290)	(25,242)	(50,233)
Sales or maturities of investments	115,726	20,414	35,985
Sale of business held for sale	—	—	9,000
Purchases of property and equipment	(49,671)	(62,442)	(63,654)
Net cash provided by (used in) investing activities	3,765	(67,270)	(267,547)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	30,000	25,000	215,000
Principal payments of long-term debt	(15,000)	(137,500)	(145,000)
Purchase of treasury stock	(148,077)	(46,059)	—
Stock option loans to employees	(3,039)	(3,637)	(1,739)
Stock option loan repayments	180	4,865	1,594
Proceeds from issuance of common stock	6,632	40,907	36,807
Exercises of put options on common stock	(4,429)	—	—
Proceeds from sales of put options on common stock	3,256	380	—
Net cash provided by (used in) financing activities	(130,477)	(116,044)	106,662
Net decrease in cash and cash equivalents	(14,625)	(12,101)	(9,537)
Cash and cash equivalents, beginning of period	50,264	35,639	23,538
Cash and cash equivalents, end of period	$ 35,639	$ 23,538	$ 14,001

Supplemental cash flow data:			
Acquisition of businesses:			
Fair value of assets acquired, net of cash acquired	$ —	$ —	$ 47,742
Goodwill	—	—	171,315
Intangible assets	—	—	43,814
Fair value of liabilities assumed	—	—	(64,226)
Net cash paid	$ —	$ —	$ 198,645
Stock options exercised in exchange for common stock	$ —	$ 8,733	$ —

(in thousands)	Years Ended December 31, 1999	2000	2001
Reconciliation of net income to net cash provided by operating activities:			
Net income	$ 69,297	$ 82,619	$ 102,920
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in provision for uncollectible accounts receivable	(307)	(33)	(487)
Depreciation and amortization	29,445	38,389	46,527
Provision for deferred income taxes	14,202	34,846	26,858
Tax benefits from stock options exercised	1,087	12,714	16,634
Losses on sales of investments	2,195	329	399
Other, net	(672)	(1,779)	(1,988)
Changes in assets and liabilities (net of effects of acquired businesses):			
Accounts receivable	4,407	2,378	(10,764)
Other current assets	1,752	(3,834)	(10,401)
Reinsurance recoverable	5,169	22,595	2,075
Accounts payable and accrued expenses	(8,766)	4,342	(16,337)
Claims reserves	(11,151)	(20,210)	(2,780)
Income taxes payable	(1,118)	(1,493)	—
Non-current assets and liabilities	6,547	350	(1,308)
Total adjustments	42,790	88,594	48,428
Net cash provided by operating activities	$ 112,087	$ 171,213	$ 151,348

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount
Balance, January 1, 1999	76,482	$ 765
Issuance of common stock through stock option and purchase plans	494	5
Purchase of treasury stock	—	—
Tax benefit related to stock options exercised	—	—
Change in unrealized holding loss on marketable securities	—	—
Sale of put options on common stock	—	—
Exercise of put options on common stock	—	—
Loans granted to employees to exercise stock options	—	—
Repayment of employee stock option loans	—	—
Net income	—	—
Balance, December 31, 1999	76,976	$ 770
Issuance of common stock through stock option and purchase plans	2,525	25
Purchase of treasury stock	—	—
Tax benefit related to stock options exercised	—	—
Change in unrealized holding loss on marketable securities	—	—
Sale of put options on common stock	—	—
Loans granted to employees to exercise stock options	—	—
Repayment of employee stock option loans	—	—
Net income	—	—
Balance, December 31, 2000	79,501	$ 795
2-for-1 stock split effective June 25, 2001	48,203	482
Issuance of common stock through stock option and purchase plans	3,616	36
Tax benefit related to stock options exercised	—	—
Change in unrealized holding gain on marketable securities	—	—
Loans granted to employees to exercise stock options	—	—
Repayment of employee stock option loans	—	—
Net income	—	—
Balance, December 31, 2001	131,320	$ 1,313

See Notes to Consolidated Financial Statements.

Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount
$ 182,842	$ 384,143	$ (3,099)	23,019	$ (426,524)
6,627	—	—	—	—
—	—	—	6,301	(123,077)
1,087	—	—	—	—
—	—	(1,302)	—	—
3,256	—	—	—	—
(4,429)	—	—	—	—
—	(3,039)	—	—	—
—	180	—	—	—
—	69,297	—	—	—
$ 189,383	$ 450,581	$ (4,401)	29,320	$ (549,601)
49,615	—	—	—	—
—	—	—	1,978	(54,792)
12,714	—	—	—	—
—	—	2,892	—	—
380	—	—	—	—
—	(3,637)	—	—	—
—	4,865	—	—	—
—	82,619	—	—	—
$ 252,092	$ 534,428	$ (1,509)	31,298	$ (604,393)
(50,008)	(252,670)	—	—	302,196
36,771	—	—	—	—
16,634	—	—	—	—
—	—	1,670	—	—
—	(1,739)	—	—	—
—	1,594	—	—	—
—	102,920	—	—	—
$ 255,489	$384,533	$ 161	31,298	$ (302,197)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY: First Health Group Corp. (the "Company") is a full-service integrated national health benefits company. The Company specializes in serving large, national employers with a single source for their group health programs – providing integrated comprehensive, cost-effective and innovative solutions for all the health benefits needs of their employees nationwide. Through its workers' compensation service line, the Company provides a full range of services for insurance carriers, state insurance funds, third-party administrators, auto insurers and large, self-insured national employers. Through its First Health Services service line, the Company provides services to various state Medicaid and entitlement programs for claims administration, pharmacy benefit management programs and medical management and quality review services. Through its insurance susidiaries, the Company provides insurance products, primarily stop-loss insurance.

PRINCIPLES OF CONSOLIDATION: The financial statements include the accounts of the Company and its wholly-owned subsidiaries. Material intercompany balances and transactions have been eliminated.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS AND INVESTMENTS: Cash and cash equivalents are defined as all highly liquid investments with original maturities of three months or less at date of purchase.

Investments with maturities between three months and 12 months and other investments needed for current cash requirements are classified as short-term investments. All remaining investments are classified as long-term. Investments, which are classified as available-for-sale securities, are reported at fair value. The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. The difference between amortized cost and fair value is recorded as an adjustment to accumulated other comprehensive income (loss), net of applicable deferred taxes. Realized gains and losses from sales of investments are based upon the specific identification method.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Expenditures for the maintenance and repair of property and equipment are charged to expense as incurred. Expenditures for major replacement or betterment are capitalized. Computer equipment and software includes approximately $19.7 million of work-in-progress as of December 31, 2001 related to internally developed software programs. There were approximately $24.7 million of such work-in-progress amounts as of December 31, 2000.

In 1999, the Company adopted Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain internal payroll and payroll-related costs should be capitalized during the application development stage of a project and depreciated over the computer software's useful life. The Company capitalized approximately $5.3 million of such internal costs during 2001, $4.9 million of such costs during 2000 and $5.4 million of such costs during 1999 that would have previously been expensed.

Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. These lives range from 5 years to 31.5 years for buildings and improvements, 1.5 years to 5 years for computer equipment and software, and 3 years to 5 years for office furniture and equipment. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

LONG-LIVED ASSETS: The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. The fair value of marketable securities and investments is discussed in Note 3 to the consolidated financial statements. The carrying value of long-term debt is a reasonable estimate of its fair value as amounts are borrowed at current market rates.

REVENUE RECOGNITION: The Company recognizes revenues for PPO services, claims administration services, fee schedule services, clinical cost management and other services on a predetermined contractual basis (such as a percentage of the derived savings). Revenues on a percentage-of-savings basis for PPO services are recognized based upon client claims processed. Additionally, the Company records revenues based upon a fixed fee per covered participant, and the fee varies depending upon the programs selected or on a per-transaction basis.

INSURANCE OPERATIONS: Insurance premiums are earned on a pro-rata basis over the terms of the policies.

CLAIMS RESERVES – Claims reserves include traditional life insurance, such as whole life insurance, term life insurance, stop loss insurance and accident and health insurance, as well as universal life insurance policies and annuity contracts which do not have significant mortality or morbidity risk. The vast portion of life insurance reserves represent business ceded to National Farmers Union Life Insurance Company ("National Farmers"). Stop loss reserves and accident and health reserves are established based on medical claims payment history adjusted for specific benefit plan elements (such as deductibles) and expected savings earned by utilization of The **First Health®** Network.

REINSURANCE RECOVERABLE – Reinsurance recoverable represents the amount due from other insurance companies as a result of the cession of a portion of the Company's insurance risk to such companies. All of this balance is due from National Farmers.

Reinsurance recoverable and the related claim reserves are reported separately in the consolidated balance sheets.

NET INCOME PER COMMON SHARE: Net income per common share-basic is based on the weighted average number of common shares outstanding during the period. Net income per common share–diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share by 1,466,000, 4,042,000 and 4,722,000 for 1999, 2000 and 2001, respectively, due to the effect of stock options. Diluted net income per share decreased by $0.01 for 1999, decreased by $0.03 for 2000 and decreased by $0.05 for 2001.

All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 25, 2001 to stockholders of record on June 4, 2001. Treasury shares were not split. However, an adjustment was made to the stockholders' equity section of the Consolidated Balance Sheet to split the cost of treasury stock (in effect, a cancellation of treasury shares by reducing paid-in capital and retained earnings).

SEGMENT INFORMATION: The Company has determined it currently operates in one reportable segment. Each of the Company's products and services has similar long-term financial performance and similar economic characteristics. All of the Company's products and services relate to programs that provide the Company's customers with a single source for all of their group health programs, providing comprehensive, cost-effective and innovative solutions for all the health benefits needs of their employees.

NEW ACCOUNTING PRONOUNCEMENTS: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. There was no material effect on the Company's results of operations or financial position as a result of the adoption of SFAS No. 133.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective for the Company January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization effective December 31, 2001. In addition, the standard includes provisions for the reassessment of the useful lives of existing recognized intangibles and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

In accordance with these pronouncements, the Company accounted for the acquisition of CCN as a purchase and allocated the purchase price to all identifiable tangible and intangible assets and liabilities. The goodwill resulting from this acquisition of approximately $171 million has not been amortized. Goodwill of approximately $102 million acquired in business combinations completed before July 1, 2001 has been amortized through December 31, 2001. The Company recorded goodwill amortization expense of $3.2 million, $3.6 million and $5.0 million in 1999, 2000 and 2001, respectively. In accordance with SFAS 142, none of the Company's $273 million in goodwill will be amortized beginning January 1, 2002. The Company is currently assessing the transitional goodwill impairment provisions of SFAS 142, but anticipates that adoption of these provisions will not have a material impact on the Company's financial position and results of operations.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for the Company January 1, 2002. SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, and establishes a single accounting model for long-lived assets to be disposed of by sale. The Company is evaluating this pronouncement to determine its impact on the financial position and results of operations of the Company.

2. *ACQUISITION:*

On August 16, 2001, the Company completed the acquisition of all of the outstanding shares of capital stock of CCN Managed Care, Inc. ("CCN") and Preferred Works, Inc. ("PW" and together with CCN, the "CCN Companies") from HCA-The Healthcare Company and VH Holdings, Inc. (collectively, the "Sellers") for a purchase price of $195 million in cash, plus a working capital adjustment which increased the purchase price to $198 million. The acquisition was effected pursuant to the terms of a Stock Purchase Agreement, dated as of May 18, 2001 (as amended as of August 16, 2001), among the Company and the Sellers. The acquisition was financed from borrowings under the Company's existing credit agreement.

The transaction was accounted for as a purchase of the CCN Companies by the Company for financial reporting and accounting purposes. Accordingly, the Company revalued the basis of acquired assets and assumed liabilities to fair value. The purchase price of the CCN Companies was calculated as cash paid, including the working capital adjustment, plus the Company's transaction costs. The difference between the purchase price and the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed is recorded as goodwill, which will not be amortized (See Note 1). The preliminary allocation of the purchase price is subject to completion of the Company's restructuring and integration plan and the sale of the acquired businesses that are held for sale. Changes to the preliminary purchase price allocation resulting from the finalization of these items may be material. The allocation of the purchase price to the fair value of assets acquired and liabilities assumed is as follows:

(Dollars in thousands)

Purchase price	$ 195,000
Working capital adjustment	3,514
Transaction costs	2,000
Total estimated purchase price	$ 200,514

Purchase price has been allocated as follows:

Fair value of assets acquired	$ 33,611
Assets held for sale	16,000
Goodwill	171,315
Intangible assets acquired	43,814
Liabilities assumed	(23,113)
Liability for restructuring and integration costs	(41,113)
	$ 200,514

In conjunction with the acquisition, the Company recorded as part of the purchase price a $41.1 million reserve for restructuring and integration costs as part of an overall plan to reduce operating expenses and integrate the business of the acquired companies. The specific actions included in the restructuring plan are expected to be substantially complete by December 31, 2002. The restructuring plan includes the reduction of

Components of the purchase reserve are as follows:

(Dollars in thousands)	Total Charges	Amount Incurred	Balance 12/31/01
Severance and related benefits	$ 13,712	$ (7,681)	$ 6,031
Facilities integration	10,370	(842)	9,528
Contract losses	10,000	(250)	9,750
Other reserves	7,031	(3)	7,028
Total	$ 41,113	$ (8,776)	$ 32,337

employees from various offices within the United States. The Company expects to reduce the number of employees of CCN from approximately 1,300 at the time of the acquisition to approximately 650 at December 31, 2002. Approximately $7.7 million has been paid for severance and related employee benefits of which $0.9 million was paid in the fourth quarter. The severance and related benefits accrued at December 31, 2001 represent costs for payments over the next 12 months for headcount reductions already incurred and for future reductions of employees.

Facilities integration costs represent the costs the Company expects to incur to convert and integrate CCN's facilities into the Company's existing operations. The majority of the facilities integration costs will be incurred to consolidate CCN's former corporate headquarters and various sales offices throughout the United States. Approximately $0.8 million of costs for facilities integration has been charged to the purchase reserve as of December 31, 2001, with the vast majority charged in the fourth quarter.

Contract losses relate to the anticipated net loss to be incurred on an assumed contract to provide certain screening services to individuals who have agreed to be bound by a proposed settlement in a legal matter. CCN signed a contract in March 2000 to provide these services for four years, and the Company has agreed to have its network providers provide these services after the acquisition of CCN. The Company estimates that as many as 250,000 covered persons may seek such screening services and that the Company will incur a significant administrative burden in completing claims to the satisfaction of the contractual terms. Approximately $0.3 million of costs of this contract have been charged to the purchase reserve as of December 31, 2001, all of which was charged in the fourth quarter.

Other reserves represent various operational and tax liabilities the Company has incurred to fully integrate CCN into the Company's operations. Approximately $3,000 has been charged to the reserve as of December 31, 2001.

The Company reviewed the various businesses comprising the CCN Companies and determined to hold PW and the Resource Opportunity, Inc. ("ROI") businesses of CCN for sale. The sale of ROI was completed on December 28, 2001 for a sale price of $9 million. The following unaudited pro forma information reflects the results of the Company's operations as if the acquisition had occurred at the beginning of the period presented adjusted for (i) the effect of recurring charges related to the acquisition, primarily the amortization of intangible assets over estimated useful lives of 15 or 20 years, as appropriate, recording of interest expense on borrowings to finance the acquisition, the reduction of depreciation expense due to the write-down to fair value of fixed assets, the reduction of amortization expense related to the CCN Companies' preexisting goodwill at the date of acquisition and the elimination of compensation and benefit expenses for certain executives of the CCN Companies who were terminated at or immediately subsequent to the acquisition and will not be replaced, and (ii) the removal of revenues and related cost of services and expenses for acquired businesses that are held for sale.

	Year Ended December 31,	
(in thousands except per share data)	2000	2001
Pro forma:		
Revenue	$ 604,394	$ 655,455
Net income	79,018	103,564
Net income per common share – basic	.83	1.05
Net income per common share – diluted	$ .79	$ 1.00

These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the periods presented, nor do they purport to represent results of future operations of the merged companies.

3. MARKETABLE SECURITIES AND INVESTMENTS:

Information related to the Company's marketable securities and investments at December 31 is as follows:

	2000		2001	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
United States Government securities	$ 15,810	$ 16,078	$ 19,600	$ 20,130
State and municipal securities	4,429	4,052	6,379	6,437
Foreign government securities	460	440	479	438
Corporate securities	31,813	31,641	29,137	30,134
Mortgage and asset-backed securities	684	682	3,955	3,974
Total debt securities	53,196	52,893	59,550	61,113
Equity securities	8,652	7,364	7,522	7,034
Total	$ 61,848	$ 60,257	$ 67,072	$ 68,147
Less–classified as current		2,015		2,381
Classified as long-term		$ 58,242		$ 65,766

Gross unrealized gains and (losses) were $896,000 and $(2,487,000), respectively, at December 31, 2000, and $2,178,000 and $(1,105,000), respectively, at December 31, 2001.

Contractual maturities of marketable debt securities at December 31 are as follows:

	2000		2001	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 2,038	$ 2,015	$ 2,362	$ 2,381
Due after one year through five years	34,156	34,538	35,990	37,319
Due after five years through ten years	8,470	8,200	8,015	8,116
Due after ten years	8,532	8,140	13,183	13,297
Total debt securities	$ 53,196	$ 52,893	$ 59,550	$ 61,113

Gross realized gains and (losses) on sales or maturities of marketable securities were $1,564,000 and $(5,510,000), respectively, for the year ended December 31, 1999 and $1,795,000 and $(2,124,000) respectively, for the year ended December 31, 2000 and $672,000 and $(1,071,000) respectively, for the year ended December 31, 2001.

Included in other long-term investments at December 31, 1999, 2000 and 2001 is an investment in a limited partnership that invests in equipment which is leased to third parties. The investment is accounted for on the equity method. The total investment in this limited partnership was $39,203,000 at December 31, 2000 and $47,054,000 at December 31, 2001, including $6,667,000 invested during 2001. The Company's proportionate share of the partnership's income was $1,605,000 in 1999, $2,300,000 in 2000 and $2,851,000 in 2001, and is included in interest income. Approximately 90 percent of this partnership is owned by parties related to a member of the Company's Board of Directors. All transactions are made on an arms-length basis at equal terms between all limited partners.

4. REINSURANCE:

On October 1, 1996, in anticipation of being acquired by the Company, First Health Life and Health Insurance Company, formerly known as Loyalty Life Insurance Company ("Loyalty"), entered into a reinsurance agreement whereby it ceded 100 percent of its life insurance and annuity contracts in force ("pre-acquisition business") to a former affiliate, National Farmers. Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty which relate to pre-acquisition business are transferred to National Farmers. Additionally, the cash and investments transferred by Loyalty to National Farmers, which support ceded insurance liabilities, are held in escrow for the benefit of Loyalty's policyholders. Premiums and policy benefits, which are not material in amount, are ceded to National Farmers and shown net of such cessions in the consolidated statements of operations. Loyalty is currently seeking approvals from the insurance regulators and policyholders of each state, as necessary, which would result in the legal replacement of Loyalty by National Farmers. Such approvals would release Loyalty from future liability for its pre-acquisition business and result in the removal of such policy liabilities from the Company's consolidated balance sheets. The Company anticipates that it will take several years to receive the remainder of these approvals.

The Company also assumes and cedes reinsurance with other insurance companies in the normal course of business. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses. The Company continues to have primary liability as the direct insurer for all ceded risks. Reinsurance is assumed to increase the Company's revenues and to provide additional diversification of its insured risks. The effects of reinsurance on premiums and contract charges earned are as follows:

(in thousands)	Years Ended December 31, 1999	2000	2001
Life and health premiums and contract charges:			
Direct	$ 15,588	$ 17,678	$ 18,620
Assumed	1,483	1,256	944
Ceded	(9,398)	(6,759)	(4,892)
Net	$ 7,673	$ 12,175	$ 14,672

The recoverable amounts at December 31, 2001 include $26,140,000 estimated by the Company with respect to ceded unpaid losses (including claims incurred but not reported) which are not billable until the losses are paid. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, the amount ultimately recoverable may vary from amounts currently recorded.

5. ACCRUED EXPENSES:

Accrued expenses at December 31, 2000 include approximately $4,249,000 for merger-related restructuring expenses; 12,917,000 for accrued salaries, wages and benefits; and $3,025,000 for insurance accruals.

Accrued expenses at December 31, 2001 include approximately $36,475,000 for merger-related restructuring expenses; $17,564,000 for accrued salaries, wages and benefits; and $4,586,000 for insurance accruals.

6. LONG-TERM OBLIGATIONS:

On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate an acquisition. In August 1997, the Agreement was amended to increase available borrowings to $350 million. As of December 31, 2001, $197.5 million was outstanding under the Agreement. The revolving credit facility expires on June 30, 2002; however, management is working to finalize a renewed credit facility to be put in place prior to the expiration date which will refinance the debt on a long-term basis. The Agreement provides for interest at the LIBOR rate adjusted for the ratio of outstanding debt to earnings before interest, taxes, depreciation and amortization. As of December 31, 2001, the interest rate was approximately 4% per annum. The credit facility also has a compensating fee arrangement calculated at approximately 0.3% per annum of the total amount of the available borrowings.

The Agreement contains provisions that require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on investments, dividend payments and incurrence of additional indebtedness. At December 31, 2001, $350 million was available for dividend distributions under these provisions.

7. INCOME TAXES:

Components of the provision for income taxes are as follows:

(in thousands)	Years Ended December 31, 1999	2000	2001
Current provision:			
Federal	$ 27,667	$ 17,556	$ 33,216
State	5,349	3,834	9,987
	33,016	21,390	43,203
Deferred provision:			
Federal	11,515	28,771	24,974
State	2,687	6,075	1,884
	14,202	34,846	26,858
Provision for income taxes	$ 47,218	$ 56,236	$ 70,061

Deferred tax assets and (liabilities) comprise the following, as of December 31:

(in thousands)	2000	2001
Current assets:		
Purchase accounting reserves	$ 1,680	$ 7,259
Revenue adjustments	5,612	6,275
Allowance for doubtful accounts	4,272	5,664
Vacation accrual	3,068	4,248
Other, net	1,848	3,983
Total current assets	16,480	27,429
Non-current assets (liabilities):		
Tax benefit of limited partnership investment	(46,774)	(55,245)
Internally developed software	(19,179)	(23,561)
Intangible assets	1,301	(16,480)
Purchase accounting reserves	—	5,087
Depreciation	4,094	4,656
Market value adjustment	624	(352)
Other, net	1,313	1,067
Total non-current liabilities	(58,621)	(84,828)
Net deferred tax liabilities	$ (42,141)	$ (57,399)

Income tax benefits associated with the exercise of stock options were $1,087,000 in 1999, $12,714,000 in 2000 and $16,634,000 in 2001. Such amounts are credited to additional paid-in capital.

(in thousands)	Years Ended December 31, 1999	2000	2001
Provision for income taxes at federal statutory rate	$ 40,780	$ 48,599	$ 60,545
State taxes, net of federal benefit	5,584	6,506	7,548
Expenses not deductible for income tax purposes	1,269	1,339	2,127
Non-taxable interest income and dividends	(415)	(208)	(159)
Provision for income taxes	$ 47,218	$ 56,236	$ 70,061

8. EMPLOYMENT AGREEMENTS:

The Company has employment agreements which expire between 2001 and 2003 with certain officers and key employees. The agreements provide for, among other things, annual base salaries aggregating $3,284,000 plus additional incentive compensation. The Company recorded incentive compensation to certain key officers and employees in the aggregate amount of $2,487,000 and $3,150,000 in 2000 and 2001, respectively. No incentive compensation was recorded in 1999.

9. STOCKHOLDERS' EQUITY:

EMPLOYEE STOCK PURCHASE PLAN: The Company maintains an Employee Stock Purchase Plan that allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e., February 28 or 29 and August 31 of each year) at a purchase price that is 85% of the closing sale price of the shares as quoted on the Nasdaq national market on the first or last day of such purchase period, whichever is lower. A maximum of 4,000,000 shares has been authorized for issuance under the plan. As of December 31, 2001, 3,191,000 shares had been issued pursuant to the plan.

STOCK OPTIONS: The Company maintains an Employee Stock Option Plan that provides for the granting of options to employees and consultants of the Company and its subsidiaries to purchase common stock at a price not less than 85% of fair market value at date of grant. These grants have contractual lives that range from 5 to 10 years.

The Company also maintains a Stock Option Plan that provides for the granting of options to purchase common stock at fair market value at date of grant to non-employee members of its Board of Directors. These grants have a 10-year contractual life. The Company has also granted options to certain of its employees and members of its Board of Directors under individual option agreements, which expire between 2001 and 2008.

The Company has extended loans to various members of management to enable them to exercise options to purchase shares of Company common stock. Each loan is secured by the common stock purchased and the Company has full recourse in the event of default. There were $1.6 million and $1.8 million of such loans outstanding at December 31, 2000 and 2001, respectively.

The following table summarizes changes in common stock under option plans.

	Years Ended December 31,					
	1999		2000		2001	
(in thousands, except for price)	Number of Shares	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price
Number of Shares:						
Outstanding at beginning of the year	12,098	$ 10.06	17,060	$ 9.64	13,294	$ 10.34
Granted	7,066	8.98	1,554	16.66	3,705	26.40
Exercised	(704)	6.67	(4,858)	9.82	(3,457)	9.97
Canceled/expired	(1,400)	11.33	(462)	11.10	(164)	14.13
Outstanding at end of the year	17,060	9.64	13,294	10.34	13,378	14.83
Exercisable at December 31	7,718	$ 9.80	5,816	$ 10.73	5,331	$ 12.40
Available for grant	536		1,676		4,429	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

(number of shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Wtd. Avg. Remaining Contractual Life In Years	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
$ 1.00 to $ 10.00	4,114	4.01	$ 7.73	775	$ 7.25
$ 10.01 to $ 20.00	5,474	4.40	12.20	4,166	12.05
$ 20.01 to $ 30.00	3,790	6.74	$ 26.34	390	$ 26.36

The Company has adopted the disclosure-only provisions of the Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). The following table presents pro forma financial results if compensation cost had been recorded consistent with the provisions of SFAS No. 123:

	Years Ended December 31,		
(in thousands except per share amounts)	1999	2000	2001
Compensation cost–pretax	$ 12,687	$ 18,091	$ 15,982
Pro forma net income	61,751	71,855	93,105
Pro forma net income per common share–basic	.61	.75	.95
Pro forma net income per common share–diluted	$ .61	$ .72	$ .91

The weighted average fair values at date of grant for options granted during 1999, 2000 and 2001 were $7.51, $16.09 and $12.20, respectively, and were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,		
	1999	2000	2001
Risk-free interest rate	5.08%	6.06%	4.16%
Dividend yield	—	—	—
Expected volatility	47.21%	49.03%	47.37%
Expected life in years	1 to 5	1 to 7	1 to 7

TREASURY STOCK: The Company's Board of Directors has approved the repurchase of up to 15 million shares of the Company's outstanding common stock under its current authorization. Purchases may be made from time to time depending on market conditions and other relevant factors. The Company had approximately 5.2 million shares available for repurchase under its current repurchase authorization as of December 31, 2001.

During 1999, the Company repurchased 5,324,000 shares of its outstanding common stock in the open market for a total cost of $100,185,000. During 2000, the Company repurchased 1,705,000 shares of its outstanding common stock in the open market for a total cost of $46,059,000. The Company did not repurchase any common stock shares during 2001. The repurchased stock was recorded as treasury stock, at cost, and is available for general corporate purposes. In connection with the exercise of options to purchase 832,000 shares of common stock during 2000, certain employees paid the exercise price by delivering to the Company approximately 273,000 shares of previously acquired stock.

In connection with its stock repurchase program, at December 31, 1999, the Company had outstanding put options which obligated the Company, at the election of the option holders, to repurchase up to 1,500,000 shares of common stock at prices ranging from $20.50 to $21.00 per share. No such put options were outstanding as of December 31, 2000 or December 31, 2001. During 1999, 977,000 shares were put to the Company at a total cost of $22,892,000. These shares were recorded as treasury stock, at cost, and are available for general corporate purposes. In 1999, the Company settled 573,000 puts by delivering $4,429,000 in cash to the option holders.

EMPLOYEE BENEFIT PLAN: The Company maintains a Savings and Investment Plan which allows eligible employees to allocate up to 15% of their salary, through payroll deductions, among various mutual funds. The Company matches 75% of the employee's contribution, up to 6% of his or her salary. The cost of this plan (net of forfeitures) was $3,708,000 in 1999, $3,442,000 in 2000 and $4,180,000 in 2001.

10. COMMITMENTS AND CONTINGENCIES:

The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings that constitute litigation incidental to the business of the Company and its subsidiaries. The Company's wholly owned subsidiary, First Health Services Corporation ("Services") continues to be subject to an investigation by the District of Columbia Office of Inspector General ("OIG"). In July 2000, the OIG issued a report evaluating the District of Columbia's Medicaid program and suggesting ways to improve the program. Services, a subsidiary of the Company that was acquired in July 1997, has acted as the program's fiscal agent intermediary for 20 years. The OIG report included allegations that from 1993 to 1996 Services, in its role as fiscal agent intermediary, made erroneous Medicaid payments to providers on behalf of patients no longer eligible to receive Medicaid benefits. The Company does not believe that the outcome of the claim or the investigation will have a material adverse affect on the Company's business or financial position.

LEASES: The Company leases office facilities under leases through 2010. At December 31, 2001, future minimum annual rental commitments, gross of amounts under contracted sublease agrements, were as follows:

(in thousands)

Years Ending December 31,	Amount
2002	$ 11,973
2003	9,064
2004	5,791
2005	5,077
2006	4,503
Thereafter	13,240
Total	$ 49,648

Total rent expense, recognized under the straight-line method, was $7,336,000 in 1999, $7,849,000 in 2000 and $9,904,000 in 2001.

AGREEMENT WITH EDS: The Company has an agreement (the "EDS Agreement") with Electronic Data Systems Corporation ("EDS"), primarily for the purpose of developing and jointly marketing medical and administrative cost management services to workers' compensation payors. The initial term of the EDS Agreement was to January 1, 2005, and has been extended to at least 2010. EDS provides data processing, electronic claims transmission and marketing support services to the Company. Fees paid by the Company to EDS for its medical cost management services is based upon the greater of a specified minimum annual payment (based on 1999 fees), or a per-bill charge plus percentage of savings method.

EDS processes all of the workers' compensation fee schedule claims for the Company. Although there are other data processing service organizations available, a loss of EDS's services would adversely affect the operating results of the Company's fee schedule service business.

11. MAJOR CUSTOMERS:

During 1999 and 2000 the Company had no customers which individually accounted for 10% or more of revenues. During 2001, the Company had one customer (Mail Handlers Benefit Plan) which accounted for 12.7% of revenues.

12. DERIVATIVE FINANCIAL INSTRUMENTS:

The use of derivatives by the Company has not been material although they have been used to reduce interest rate risks, potentially increase the return on invested funds and manage the cost of common stock repurchase programs. Investments in derivative financial instruments are approved by either the Audit Committee or the Board of Directors of the Company.

13. QUARTERLY FINANCIAL DATA (UNAUDITED):

The following is a summary of unaudited results of operations ($ in thousands except per share data) for the years ended December 31, 2000 and 2001.

	Year Ended December 31, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 122,475	$ 125,884	$ 128,065	$ 130,317
Net income	$ 19,612	$ 20,533	$ 20,753	$ 21,721
Net income per common share–basic	$ .21	$ .21	$ .22	$ .23
Weighted average shares outstanding–basic	95,424	95,940	95,788	95,580
Net income per common share–diluted	$ .20	$ .21	$ .21	$ .22
Weighted average shares outstanding–diluted	99,062	99,968	99,750	100,068

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 136,984	$ 138,949	$ 152,207	$ 164,968
Net income	$ 24,400	$ 25,329	$ 26,364	$ 26,827
Net income per common share–basic	$ .25	$ .26	$ .27	$ .27
Weighted average shares outstanding–basic	96,726	97,765	99,280	99,698
Net income per common share–diluted	$ .24	$ .25	$ .25	$ .26
Weighted average shares outstanding–diluted	101,698	102,396	103,946	104,343

CORPORATE AND INVESTOR INFORMATION

FORM 10-K. The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2001 with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Joseph E. Whitters, Vice President, Finance and Chief Financial Officer, First Health Group Corp., 3200 Highland Avenue, Downers Grove, IL 60515.

COMMON STOCK. First Health Group Corp. common stock is quoted on the Nasdaq National Market under the symbol FHCC. The following tables show the quarterly range of high and low sales prices of the common stock during the calendar periods indicated:

	High	Low
2000		
First Quarter	$ 16.13	$ 10.75
Second Quarter	18.63	14.03
Third Quarter	17.53	10.81
Fourth Quarter	24.81	16.19
2001		
First Quarter	$ 23.63	$ 17.31
Second Quarter	28.80	21.38
Third Quarter	30.40	23.38
Fourth Quarter	29.33	21.35
2002		
Through March 14	$ 25.98	$ 22.00

As of March 14, 2002, the Company had 826 stockholders of record.

DIVIDEND POLICY. The Company has not paid any dividends on its common stock and expects that its earnings will continue to be retained for use in the operation and expansion of its business.

INDEPENDENT AUDITORS
Deloitte & Touche LLP

Chicago, Illinois

CORPORATE COUNSEL
Neal, Gerber & Eisenberg

Chicago, Illinois

TRANSFER AGENT & REGISTRAR
The LaSalle National Bank of Chicago

Chicago, Illinois

CORPORATE INFORMATION
The annual meeting is scheduled for May 15, 2002 at the Company's corporate headquarters.

CORPORATE HEADQUARTERS
First Health
3200 Highland Avenue
Downers Grove, IL 60515
(630) 737-7900
www.firsthealth.com

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Alliance International Assistance

Allied Administrators

ALLIED BENEFIT SYSTEMS, INC.

Alternative Insurance Resources, Inc.

Amalgamated Clothing Fund

Amalgamated Cotton Fund

Amalgamated Life Insurance Co.

Amedisys, Inc.

Amera Net

AMERASOUTH

Ameriben Solutions, Inc.

American Administrative Group

American Administrative Services, Inc.

American Agency Systems, Inc.

AMERICAN BENEFIT ADMINISTRATIVE SERVICES

American Compensation Insurance Company

American Employers Group

American Freightways, Inc.

American Group Administrators

American Health Group

American Healthcare Alliance

American Heartland Health Administrators

American Insurance Administrators

American International Group

American Microsystems, Inc.

American National Insurance Company

American Postal Workers Union Health Plan

American Refrigeration Supplies

American Special Risk Management Corp.

AMERILINK Network

Amerisure

Amerisys

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

Amoco Fabrics and Fibers Company, a business unit of BP Amoco Corp.

AmSouth

Anchor Benefit Consulting

Ardaman & Associates, Inc.

Argonaut Insurance Company

Arkansas Department of Health and Human Services

Arrow Industries

Arrow Trucking Company Group Benefits

Arthur J. Gallagher & Co.

Asarco, Inc.

Associated Food Stores, Inc.

Associated Third Party Administrators

Assured Assistance, Inc.

Assured Benefits Administrators

Astaris LLC

Atlantic Healthcare Management, Inc.

Atlantic Medical Insurance

Atlantic Mutual

Aurora East School District #131

Automated Group Administrators

Automatic Data Processing

Award Service, Inc.

B

Babb, Inc.

Bankers Insurance Company

Benchmark Health Insurance Company

Bencomp National

Benefit Administration Corp.

BENEFIT ADMINISTRATIVE SYSTEMS

Benefit Claims Payors

Benefit Management Company

Benefit Planners, Ltd.

Benefit Programs Administration

Benefit Resources Administrative Service

Benefit Services, Inc.

Benefit Solutions

Benefit Systems & Services, Inc.

Benesight

Benicorp Insurance Company

Bethlehem Steel Corporation

Big Lots, Inc.

Blansett Pharmacal, Inc.

Blue Cross Blue Shield of North Carolina

Blue Grass Occupational Health Network, Inc.

BMS Administrative Services, Inc.

Boilermakers National Health & Welfare Fund

Boon Chapman Benefit Administrators

BPB America, Inc.

British Caymanian Insurance

Brokerage Services, Inc.

Brown & Brown, Inc.

Burger King Corporation

Business Administrators & Consultants

Butler International, Inc.

C

CA and Service Employees Health Welfare

Cajon Valley Union School District

California Ironworkers Field Welfare Plan

Calvos Insurance Company

Cambridge Integrated Services/Allied Automotive Group, Inc.

Cameron M. Harris

Cannon Cochran Management Services, Inc.

Capitol Administrators, Inc.

Carday Associates, Inc.

Care Cab

Care Solutions (Combined)

Carefirst Administrators, Inc.

Caremark Rx, Inc.

CareSource

Carlson Restaurants Worldwide

Carolina Benefit Administrators

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

Carpenters Welfare Fund of Illinois

Casenet Managed Care

Cash America International, Inc.

Caterpillar Inc.

Catholic Health Care West

CBCA, Inc.

CBIZ/SCEET

CCI Administrators, Inc.

CDS Group Health

Cedar Hill Insurance

Celotex Corporation

Centerstate Banks of Florida, Inc.

Central Benefits Life Insurance Company

Central Parking System, Inc.

Central Regional Claims Corporation

Central/North Florida Carpenters Regional Council Health Care Fund

Cerro Conduit Company

Chapman & Associates

Church Mutual Insurance Company

CIGNA

Cincinnati Financial Corporation

Circle 4 Farms

Citizens Insurance Company of America

City of Ontario

City of San Diego

City of Tacoma

Claim Management Services

Claims Control

Claims Indemnity Services Inc.

Clark Construction Group, Inc.

Clementina-Clemco Holdings, Inc.

Clougherty Packing Co. Inc.

Coastal Healthcare Systems

Cocopah Indian Community

Colonial Group International, LTD

Colonial Medical Insurance

Columbia Helicopters, Inc.

Combined Benefit Administrators

Commonwealth Administrators, LLC

Compcare Services

COMPFIRST, INC.

Compusys of Utah, Inc.

ConAgra Foods, Inc.

Conam Management

Consociate, Inc.

Consolidated Enterprises, Inc.

Construction Benefits Administration

Continental Western Group

Contra Costa Health Plan

Contract Freighters, Inc.

Convergys Corporation

Core Management Resources Group, Inc.

Corestar

Cornerstone Benefit Administrators

Corporate Benefit Services of America

Corporate Benefits Service, Inc.

Corporate Diversified Services, Inc.

Correctional Medical Services, Inc.

Cost Containment Strategies

County of Imperial

County of Mendocino

County of Muskegon

Covenant Administrators, Inc.

Covenant Management, Inc.

Coventry Health Care, Inc.

Crawford & Company

Cunningham Lindsey

Custom Design Benefits, Inc.

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

D

Dan R. Wagnon & Associates, Inc.

Delphi Automotive Systems

Delta Health Systems

Dennis & Associates

Desco Corporation

Deseret Mutual Benefit Administrators

Detroit Red Wings

DHL Holdings (USA), Inc.

Diamond Auto Glass Works

Discovery Health

District of Columbia Medical Assistance Administration

Diversified Administration Corporation

Diversified Healthcare Services, Inc.

Dominion Health Net, Inc.

Donatos Pizzeria Corporation

Dover Downs Entertainment, Inc.

Dover Resources/ C. Lee Cook

Dow Corning Corporation

Dr Pepper/Seven Up Bottling Group, Inc.

Drake Insurance Administrators Inc.

E

E & J Gallo Winery

Eagan, McAllister Associates

Eagle Insurance Companies

East Chicago Federation of Teachers Expense Trust Plan

EBC Mid-America

Eighth District Electrical Benefit

El Dorado Claims Service, Inc.

Electric Insurance Company

Employee Benefit Administration and Management

Employee Benefit Administrators, Inc.

Employee Benefit Claims of WI, Inc.

Employee Benefit Management Co.

Employee Benefit Management Services (EBMS)

Employee Benefit Services

Employee Plans, L.L.C.

Employer Administrative Services Company

Employers Health Insurance Company

EMPLOYERS INSURANCE OF WAUSAU, A Mutual Company

Entergy Services, Inc.

Enterprise Group Planning, Inc.

Estes Express Lines

Everest Administrators Inc.

EXSIF Worldwide, Inc.

F

F.C.E. Benefit Administrators, Inc.

Fabpro

Fara Benefit Services

FCCI Insurance Group

Federated Insurance

Ferrellgas

Fidelity National Financial, Inc.

Findlay Industries

Fired-Up

Fireman's Fund Insurance Company

First Choice Health Systems

First Health Group Corp.

First Student Programs

Florence & Hutcheson, Inc.

Florida Agency for Healthcare Administration Medicaid Program Development

Florida Benefit Administrators

Florida Health Alliance, Inc.

Florida League of Cities

Florida Municipal Insurance Trust

Florida Trowel Trades Health and Welfare Fund

Fontaine Incorporated

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

Food Employers & Bakery & Confectionery

Fortis Benefits Insurance Company

Fortis Insurance Company

4th District IBEW Health Fund

Fox Valley & Vicinity Construction Workers

Foxworth Galbraith Lumber Co.

Freedom Life Insurance Co. of America

G

G E Young and Co.

G.E. Johnson Construction Co., Inc.

Gallagher Bassett Services, Inc.

Gallagher Benefit Administrators, Inc.

Gametime

Gateway Medical

Gator Industries

General Parts, Inc.

General Scientific Corporation

Genesis Managed Care, Inc.

GENEX Services, Inc.

Georgia Department of Medical Assistance

Georgia Department of Mental Health and Mental Retardation

Gerber Childrenswear, Inc.

Gilsbar, Inc.

Global Care, Inc.

Global Emergency Medical Services, Inc.

Global Employment

GM-Southwest

Gold Coast Joint Benefits Trust

Golden Valley Benefit Plan

Government Employee Hospital Association, Inc.

Great Lakes Dredge & Dock Company

Greater New York

Grinnell Mutual Group

Grizzard Benefit Trust

Group Administrators

Group and Pension Administrators

Group Benefit Administrators

Group Benefit Services, Inc.

GROUP BENEFITS UNLIMITED

Group Health Administrators

Group Health Incorporated

Group Management Services

Group Resources, Inc.

Group Services & Administration

Group Underwriters, Inc.

Guidestar Health Systems, Inc.

Gulf South Risk Services

H

H.E.P. Administrators, Inc.

H.I.S. Consulting Group, Inc.

H.K. WARD ASSOCIATES, INC.

Hannover Life Reassurance of America

Hansen Group

Hanson Professional Services

Harrington

HC Miller Company

HCH Administration

HCL Technologies

Health Acquisition Center Program

Health Care Evaluation, Inc.

Health Data Services, Inc.

Health Management Associates, Inc.

Health Midwest Comprehensive Care

Healthcare Insurance Administrators, Inc.

Healthcare Management Administrators

Healthcare Solutions Group, Inc.

HealthCare Synergies, Inc.

Healthcomp Administrators, Inc.

Healthscope Benefits, Inc.

Heller Associates

Helmsman Management Services, Inc.

A REPRESENTATIVE LISTING OF OUR
DISTINGUISHED CLIENTS

Heritage Consultants, Inc.

Hewitt, Coleman and Associates, Inc.

Hillcrest Benefit Administrators, Inc.

HNC

Hoffinger Industries, Inc.

Holy Cross Hospital

Home Port Insurance

HOMEBASE

Homeport Insurance

Hometown Health Network

Hometown Health Partners Benefit Administrators, Inc.

Horizon Managed Care

Hospital Benefits, Inc.

Houghton College (NY)

HPS Paradigm, Inc.

HR Fundamentals, Inc.

HRH TPA Services, Inc.

Hyatt Hotels Corporation

I

IASIS Healthcare Corp.

IBA Self Funded Group

IBEW Local 569

IBEW/Local Union No. 57/Pacificorp

Illinois Counties Risk Management Trust

Indiana Lumbermen's

Infinity Healthcare, Inc.

Ingalls Shipbuilding, Inc.

Injured Workers' Insurance Fund

Inland Steel Industries, Inc.

Insurance and Personnel Services, Inc.

Insurance Claims Service

Insurance Company of the West

Insurance Management Administrators of Louisiana

Insurance Management Services Group

Insurers Administrative Corporation

Integrated Benefit Administrators, Inc.

Integrity Benefit Network

Inter Valley Health Plan

Intercare Health Plans

International Association of Machinists Northwest Welfare Fund

International Healthcare

International Managed Care Services

International Medical Group, Inc.

International Mission Board

International Service Corp.

Interstate Brands Corp.

Interstate Hotels Corporation

INTRACORP

Iowa League of Cities and Municipalities

IPM Health & Welfare Trust of California

Isle of Capri Casinos, Inc.

IWX Motor Freight

J

Jacksonville Plumbers and Pipefitters Health and Welfare Fund

Jacksonville Shipyards

Jardon and Howard Technologies, Inc.

Jenkens & Gilchrist

Jensen Administrative Services

JFP Benefit Management, Inc.

Jockey International, Inc.

John Alden Life Insurance Company

Johnson Controls

JR Simplot

K

K•B toys, Inc.

Kaiser Foundation Health Plan

Kaiser Permanente Insurance Co.

KAPPA Benefit Services, Inc.

Kemper National Services

Kentucky Cabinet for Health Services

Kern Co. Electrical Workers Health

Kipp & Company

Klais & Company

Kmart Corporation

Koch Industries, Inc.

Kyocera International, Inc.

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

L

L. B. Smith, Inc.

Labor Ready, Inc.

Laborers Health & Welfare Trust Fund for Southern California

Laborers Local No. 231 Health & Welfare Fund

Lake County Plasterers and Cement Workers

Latino Health Foundation Administrators

LDR, Veba Trust

Legendary, Inc.

Liberty Mutual Insurance Companies

Liberty Northwest Companies

Life Investors Assurance Company of America

Lifeguard

Lifepoint Hospitals, Inc.

Lifere Insurance Company

Lifetrust of America, Inc./Morningside

Lifewise, A Premera Health Plan, Inc.

Lincoln Automotive

Lincolnway Area Affiliation of Participating School Districts

Line Construction Benefit Fund

Little Caesars

Los Alamitos Unified School District

Los Angeles County Firefighters Local 10

Los Angeles Department of Health Services Office of Managed Care

Los Angeles Hotel-Restaurant Employer Union Welfare Fund

Los Angeles Unified School District

Lumbermen's Underwriting Alliance

M

Mail Handlers Benefit Plan

Mammoth Mountain Ski Area

Managed Benefit Administrators (MBA)

Managed Care Administrators

Managed Care Concepts of Delaware

Managed Care Consultants

Managed Cost Consortium, LLC

Managed Health Funding Insurance Administrators, Inc.

MANAGEMED

Marine Office of America Corporation

Markel Insurance Company

Maryland Department of Health and Mental Hygiene

Masters, Mates and Pilots Health and Benefit Plan

Mathis Brothers Furniture

Matrix Absence Management, Inc.

Maxim Crane Works

May Co.

MCA Administrators

McCreary Corporation/Employers Mutual, Inc.

McDermott, Will & Emery

McDonald's Corporation

McGean, Inc.

McLane Foodservice Distribution

McLarens Toplis

Meadowbrook, Inc.

Med Plans 2000, Inc.

Medata, Inc.

Medcare International, Inc.

Medical Claims Management, LLC

Medical Electronic Claims, Inc.

Medical Group Insurance Services, Inc.

Medical Insurance Services, Inc.

Medical Mutual of Ohio

Medipac International

Mediplan, Inc.

Mediversal, Inc.

MedSave, Inc.

Memco Barge Line, Inc.

Mennonite Mutual Aid Association and MMA Insurance Company

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

Metropolitan Water Reclamation

Michigan Department of Community Health

Michigan Department of Health and Human Services Elderly Prescription Insurance Coverage

Mid Atlantic Medical Services, Inc.

Midwest Security Administrators

Midwestern Insurance Alliance

Millennium Health Group, Inc.

Millers Insurance

Milwaukee Painters Local 781 Health Fund

Missouri Consolidated Health Care Plan

Missouri Division of Medical Services

Mitchell Medical

Montana Department of Public Health and Human Services Addictive and Mental Disorders Division

Morgan-White Administrators

Morris Associates

Mosel-Vitelia Corp.

Motorola, Inc.

Mountain Medical Affiliates (MMA)

Mountain States Administration Co.

Mountain States Administrative Services

Moylan's Insurance Underwriters, Inc.

MS ADMINISTRATIVE SERVICES

MSU Benefits Group

Mueller Industries

Musicland Group, Inc.

Mutual of Omaha

N

National American Insurance Company of California

National Association of Letter Carriers Health Benefit Plan

National Benefit Administrators

National Car Rental System, Inc.

National Choicecare, Inc.

National Claims Administrative Services, Inc.

National Employee Benefits Administrators

National Farmers Union

National Foundation Life Insurance Co.

National Grange Mutual Insurance Company

National Health Benefits & Casualty

National Rural Electric Cooperative

National Steel

National-Standard Company

Nationwide Health Plans

Navistar International

Nebraska Department of Social Services

NECA-IBEW Florida Benefit Fund

Nestle, USA

Neuman Claim Administrators, Inc.

New Hampshire Department of Health and Human Services

New Jersey Division of Medical Assistance and Health Services

New Mexico Mutual Casualty

New Tribes Mission

New World Services

New York Early Intervention Program

New York State Department of Health Elderly Pharmaceutical Insurance Coverage Plan

Newell Companies

NGS American, Inc.

NMU Pension and Welfare Plan

North America Administrators, L.P.

North American Health Plans, Inc.

North Carolina Department of Health and Human Services Division of Medical Assistance

North Dakota Department of Human Services Medical Services Division

North Florida Shipyards

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

Northstar Administrators, Inc.

Nutrilite Products, Inc.

O

O'Reilly Automotive, Inc.

Ohio Casualty

Ohio Department of Health

Ohio Department of Human Services

Ohio Department of Mental Health

Oklahoma Health Care Authority

Olympic Health Management Systems, Inc.

On Call International

Oregon Department of Human Resources Office of Medical Assistance Programs

Oregon Sheet Metal Workers #16 Health Plan

OutsourceOne Benefits

Overnight Transportation Company

Owens Illinois

Oxford Health Plans, Inc.

Oxley Petroleum

P

P5 Electronic Health Services

Pace Analytical Services, Inc.

Pacific Atlantic Administrators

Pacific Life & Annuity Company

Pacific Seafood Group

PacifiCare Life & Health Insurance Co.

PacificSource Health Plans

Pacmed, Inc.

Pan American Screw

Paradigm Health Corporation

Parker Hannifin

Payless ShoeSource, Inc.

Pekin Insurance Company

Penn Western Benefits, Inc.

Pennsylvania Department of Aging

Peppermill Hotel & Casino

Performance Bankers

Personal Insurance Administrators

Personnel Resources, LLC

Peter Chang Enterprises

Phillips Administrative Services

Physicians Mutual Insurance Company

Pittman & Associates, Inc.

Pomona Valley Hospital Medical Center

Potomac Electric Power Company

Preferred Benefit Administrators, Inc.

Preferred Care

Preferred Employers Insurance Co.

Preferred Health Alliance

Prime Health Administrative Services, Inc.

Princess Cruises

Principal Life Insurance Company

Prison Health Services, Inc.

Pro-Claim Plus, Inc.

Professional Administrators, Inc.

Professional Benefit Administrators

Professional Benefit Services

Professional Claims Management

Providence Risk & Insurance Services, Inc.

Prudential Overall Supply

Public Employees' Benefits Program-Nev

Purdue University North Central Campus

Q

Quality Health Management, L.L.C.

Quality Service Administrators

Quanta Services, Inc.

R

RadioShack Corporation

Rain for Rent

Realco, Inc.

Recovery Unlimited

RehabCare Group, Inc.

Resource Management Systems

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

Resource Partners

Reviewworks

Rexel, Inc.

Richmond Bakery Workers Health and Welfare Fund

Rio Grande Employees Hospital Association

Risk Administration Services, Inc.

Risk Enterprise

Riverside-San Bernardino County Indian Health Clinic

Robert C. Bouck, Inc.

Robert F. Kennedy Medical Plan

Robert Mann Packaging

ROCOR International

Roofers Welfare Trust Fund

Rosenbluth International, Inc.

Roundy's, Inc.

Royal & SunAlliance

RSKCo

Ryan International Airlines

S

S & S Healthcare Strategies

S.D. County Fringe Benefits

Sakura Finetek

Salinas Firefighters

Salinas Valley Memorial Hospital

San Diego Cement Masons Trust

San Diego Gas & Electric Co. (SDG&E)

San Lorenzo Lumber Company, Inc.

Santa Ana Star Hotel Casino

Sapa Anodizing, Inc.

Sauder Woodworking Co.

SBC Holdings, Inc.

Schaller Anderson Incorporated

SCI Management Corporation

Seabury & Smith, Inc.

Seaton Corporation

Secure Health Plans of Georgia

Sedgwick Claims Management Services

Select Benefit Administrators

Select Providers, Inc.

Self Funding Administrators Corporation

Self Insured Benefit Administrators

Self Insured Plans, Inc.

Self-Insured Schools of Kern

Sentry Insurance

SF Electrical Services, Inc.

Sharp Rees Stealy

Shasta Administrative Services, Inc.

Sheet Metal Workers Local 435 Health Care Fund

Shell Oil Company

Shield Benefit Administrators, Inc.

Shorman Stevens & Associates

Sierra Administration, Inc.

SIGCORP, INC.

Simpson College

Smith Administrators, Inc.

South Carolina Deparment of Health and Human Services

South Eastern Claims Services

South Valley Bancorp, Inc.

Southern Benefit Administrators, Inc.

Southern California Dairy Industry Security Fund

Southern California Lathing Industry Health

Southern National Life Insurance Company

Special Agents Mutual Benefit Association

Specialized Plans, Inc.

Specialty Systems

Spectrum Managed Care

SRT Administrators

Stafford Development Company

Standard Insurance Co.

State Compensation Insurance Fund

Stateline, TPA

Sterling Administrators/Goff MGA

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

Stewart & Stevenson

Stowe Associates

Strategic Outsourcing, Inc.

Structural Metals, Inc.

Student Assurance Services, Inc.

Student Insurance, A Division of UICI

Summit America Insurance Services

Sun Healthcare Group, Inc.

Sunview Vineyards of California, Inc.

Superior Benefits Insurance

Superior Insurance Services

Superior Telecommunications, Inc.

Swift Newspapers

Swifty Serve Corporation

T

Teamsters Joint Council No. 83 of Virginia Health & Welfare and Pensions Funds

Teamsters Miscellaneous Security Trust Fund

Techmed Management Corporation

Telex Communications, Inc.

Temple Community Hospital

Tennessee Department of Mental Health and Developmental Disabilities

Tennessee Teamsters Trust Fund

Texas Health Partnership

Texas Instruments Employees Health Benefit Trust

Texas Rehabilitation Commission

The AVMA Group Health and Life Insurance Trust

The Baxter Agency

The Chickering Group

The Cretex Companies, Inc.

The Episcopal Church Medical Trust

The Epoch Group

The Exchange Bank

The Hanover Insurance Company

The Hartford

The Loomis Company

The Marmon Group, Inc.

The MEGA Life & Health Insurance Company

The National Care Network

The Nyhart Company, Inc.

The One Benefit Source

The Physician Hospital Organization (PHCO)

The Plan Handlers

The PMA Insurance Group

The Price Companies, Inc.

The Schaffer Companies

The Sherwin-Williams Company

The Terteling Company, Inc.

Thibodaux Regional Medical Center

Third Party Administrative Services

TIC International Corporation

TIG

TML Intergovernmental Employee Benefit Pool

Tokio Marine Management, Inc.

Torrance Unified School District

Total Benefit Services, Inc.

Total Plan Services

TOUR MED

Toyota Motor Sales-U.S.A., Inc.

TPA of Georgia

Trans Pacific Insurance Company

Trans Union

Transguard Insurance Company

Transwestern Insurance Administrators

Travel Care Services Corporation

Travelers Property Casualty

Tri-State Carpenters Union

Triad Hospitals, Inc.

Tristar Managed Care

Troy Community Consolidated School District 30-C

A REPRESENTATIVE LISTING OF OUR DISTINGUISHED CLIENTS

Trusteed Plans Service Corporation

Trustees of the Midwest Operating Engineers

Trustmark

TTX Company

U

U.S. Specialty Insurance

Underwriters Safety & Claims

Unicare

Unified Group Services, Inc.

Uninsured Employers Fund

Union Labor Life Insurance Company (ULLICO)

Union Pacific Railroad Employee Health Systems

Union Privilege Care

Union Tank Car Company

United Administrative Services

United Agricultural Benefit Trust

United Food & Commercial Workers Local

United Food & Commercial Workers Local 400

United Medical Resources, Inc.

United Staff Health Benefit Plan

United States Postal Service

University Medical Center

University of Oklahoma

USA Medical Services

USF Dugan, Inc.

USF Reddaway, Inc.

UT Carpenters & Cement Masons

Utah Laborers Health & Welfare Trust Fund

Utah Pipe Trades-Local 19, 57, 348

Utah/Idaho Teamsters Security Fund

UTMB Healthcare Systems

V

Valparaiso University

Vermont Agency of Human Services

Viajero International

Viejas Enterprises

Vignette

Village of Elk Grove Village

Virginia Department of Medical Assistance Services

Volunteer State Health Plan, Inc.

W

Wal-Mart Stores, Inc.

Wasatch Crest Mutual Insurance Co.

Waste Connections, Inc.

Weeks Marine, Inc.

Wellcare Health Plans of Texas LLC

Wells Fargo Corporation

Western Coal Co.

Western Growers Insurance Company

Western Mutual Insurance Company

Western National Insurance Group

Westport Benefits, LLC

White Way Signs

William C. Beeler & Company

William N. Jenkins & Associates

Willis Administrative Services Corporation

Willis Corroon Corporation

Willse and Associates, Inc.

Wilsey Bennett Company

Wilson Foods

Wisconsin UFCW Unions and Employers Health Plan

Woods & Grooms Benefit Services, Inc.

Work Care, Inc.

World Travel Protection Canada, Inc.

World Wide Mediclaim Services, Ltd.

XYZ

Xerxes Corporation

Ysleta Del Sur Pueblo/Speaking Rock

Yuma County

Zurich Services Corporation

Zydacron

BOARD OF DIRECTORS

JAMES C. SMITH
Chairman of the Board

First Health

MICHAEL J. BOSKIN, PH.D.
Tully M. Friedman
Professor of Economics
and Senior Fellow,
Hoover Institution,
Stanford University,
Adjunct Scholar,
American Enterprise
Institute and
Research Associate,
National Bureau of
Economic Research

DANIEL S. BRUNNER
Retired Executive
Vice President,
Government Affairs

First Health

RAUL CESAN
Retired President and
Chief Operating Officer

Schering Plough
Corporation
(Worldwide pharmaceutical
corporation)

ROBERT S. COLMAN
Principal

Colman Partners, LLC
(Merchant banking firm)

RONALD H. GALOWICH
Chairman

Madison Group
Holdings, Inc.
(Business and real estate
development)

HAROLD S. HANDELSMAN
Senior Vice President,
General Counsel,
Secretary

Hyatt Corporation
(Real estate and hotel
management company)

DON LOGAN
Chairman and CEO

Time, Inc.
(Publishing and
marketing company)

WILLIAM MAYER
Partner

Park Avenue Equity
Partners, L.P.
(A middle-market focused
private equity fund)

THOMAS J. PRITZKER
President and CEO

Hyatt Corporation
(Real estate and hotel
management company)

DAVID E. SIMON
CEO

Simon Property Group
(Shopping center
development)

EDWARD L. WRISTEN
President and Chief
Executive Officer

First Health

EXECUTIVE OFFICERS

JAMES C. SMITH
Chairman
of the Board

EDWARD L. WRISTEN
President and Chief
Executive Officer

A. LEE DICKERSON
Executive Vice President,
Provider Networks

PATRICK G. DILLS
Executive Vice President,
Sales

SUSAN T. SMITH, ESQ.
Secretary, Vice President
and General Counsel

JOSEPH E. WHITTERS
Vice President,
Finance and
Chief Financial Officer

Design Patrick Design *Feature Photography* Fredrik Brodén *Executive Portraits* John Boehm *Printing* Lake County Press


First Health.

3200 Highland Avenue, Downers Grove, IL 60515